FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Sales Agreement, dated May 21, 2013, between the Company and Deutsche Bank Securities, Inc.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 23, 2013	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

EXHIBIT 1.1

DIANA CONTAINERSHIPS INC.

Common Stock
($0.01 par value)

SALES AGREEMENT

May 21, 2013
DEUTSCHE BANK SECURITIES, INC.
60 Wall Street, 44th Floor
New York, New York 10005

Ladies and Gentlemen:

Diana Containerships, Inc., a Marshall Islands corporation (the "Company"), wishes to confirm its agreement with Deutsche Bank Securities Inc. (the "Agent") as follows:

Section 1.  Issuance and Sale of Shares.   On the terms and subject to the conditions of this Sales Agreement (this "Agreement"), the Company may issue and sell through you from time to time, as sales agent (the "Agent"), shares (the "Shares") of the Company's common stock, $0.01 par value per share, including related preferred stock purchase rights (the "Common Stock"), having an aggregate offering price of up to $40,000,000.

Section 2.  Representations and Warranties.  The Company represents and warrants to the Agent that as of the date of this Agreement, any applicable Registration Statement Amendment Date (as defined in Section 4 below), each Company Periodic Report Date (as defined in Section 4 below), each Applicable Time (as defined in Section 2(b) below) and each Settlement Date (as defined in Section 4 below):

(a)           Compliance with Registration Requirements.  The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act of 1933, as amended (the "1933 Act"). The Company's Common Stock has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is listed on the Nasdaq Global Market ("NASDAQ") under the trading symbol "DCIX".  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission").  The Company meets the requirements for the use of Form F-3 under the 1933 Act.  The Company filed a registration statement on Form F-3, as amended, in respect of the Company's securities (including the Shares) on February 23, 2012 and an amendment thereto on March 13, 2012.  Such registration statement, as so amended, has become effective on March 21, 2012; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such form of registration statement pursuant to Rule 401(g)(2) under the 1933 Act has been received by the Company.  The base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the "Base Prospectus"; the various parts of such registration statement, excluding any Form T-1 but including all exhibits thereto and any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the "Registration Statement"; the prospectus supplement specifically relating to the Shares prepared and filed with the Commission pursuant to Rule 424(b) under the 1933 Act is hereinafter called the "Prospectus Supplement"; the Base Prospectus, as amended and supplemented by the Prospectus Supplement, is hereinafter called the "Prospectus"; any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act; any reference to any amendment or supplement to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the 1933 Act and any documents filed under the 1934 Act, and incorporated therein, in each case after the date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any "issuer free writing prospectus" as defined in Rule 433 under the 1933 Act relating to the Shares is hereinafter called an "Issuer Free Writing Prospectus").

(b)           No order preventing or suspending the use of the Base Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission; the Base Prospectus and the Prospectus Supplement, at the time of filing thereof, conformed in all material respects to the requirements of the 1933 Act and the rules and regulations of the Commission thereunder (the "1933 Act Regulations") and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Prospectus and any applicable Issuer Free Writing Prospectus(es) issued at or prior to each Applicable Time, taken together (collectively, and, with respect to any Shares, together with the public offering price of such Shares, the "General Disclosure Package") as of each Applicable Time and each Settlement Date, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any applicable Issuer Free Writing Prospectus will not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the General Disclosure Package as of such Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For the purposes of this Agreement, the "Applicable Time" means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

(c)           Incorporation of Documents by Reference.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and, when read together with the other information in the Prospectus, (a) at the time the Registration Statement became effective, (b) at the time the Prospectus was issued and (c) on the date of this Agreement, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)           Independent Accountant.  Ernst & Young (Hellas) Certified Auditors Accountants S.A., the independent registered public accounting firm (the "Independent Accountant") whose report is included in the Company's most recent Annual Report on Form 20-F, which is included in or incorporated by reference into the Registration Statement, the General Disclosure Package and the Prospectus, is a registered independent public accounting firm as required by the 1933 Act and the 1933 Act Regulations.

(e)           Financial Statements.  The financial statements of the Company included in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules (if any) and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the results of operations, changes in stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; the financial statements of any other entities or businesses included in the Registration Statement, the General Disclosure Package or the Prospectus, together with the related schedules (if any) and notes, present fairly the financial position of each such entity or business, as the case may be, and its consolidated subsidiaries (if any) at the dates indicated and the results of operations, changes in stockholders' (or other owners') equity and cash flows of such entity or business, as the case may be, and its consolidated subsidiaries, if any, for the periods specified; and all such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved and comply with all applicable accounting requirements under the 1933 Act and the 1933 Act Regulations.  The supporting schedules, if any, included in the Registration Statement present fairly, in accordance with GAAP, the information required to be stated therein.  All "non-GAAP financial measures" (as such term is defined in the rules and regulations of the Commission), if any, contained in the Registration Statement, the General Disclosure Package and the Prospectus comply with Regulation G and Item 10 of Regulation S-K of the Commission, to the extent applicable. The interactive data in eXtensbile Business Reporting Language ("XBRL") incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.

(f)           No Material Adverse Change in Business.  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, there has not been (i) any event, circumstance or change that has, or could reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), result of operations or prospects of the Company and its subsidiaries, if any, taken as a whole (a "Material Adverse Effect"), (ii) any transaction, other than in the ordinary course of business, which is material to the Company, contemplated or entered into by the Company, (iii) any obligation, contingent or otherwise, directly or indirectly incurred by the Company, other than in the ordinary course of business, which is material to the Company, (iv) except for regular quarterly dividends with respect to Common Stock in amounts per share that are consistent with past practice, any dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, or any purchase by the Company of any of its outstanding capital stock, (v) any change of the capital stock or indebtedness of the Company or (vi) a material loss (whether actual or constructive or partial or total) of or to any of the Owned Vessels and no such vessel has been arrested or requisitioned for title or hire.

(g)           Good Standing of the Company.  The Company is duly qualified or licensed by, and is in good standing in, each jurisdiction in which it conducts its business, or in which it owns or leases property or maintains an office and in which such qualification or licensing is necessary and in which the failure, individually or in the aggregate, to be so qualified or licensed could reasonably be expected to have a Material Adverse Effect.

(h)           Good Standing of Subsidiaries.  Each subsidiary of the Company (each a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation, limited or general partnership or limited liability company, as the case may be, in good standing under the laws of the jurisdiction of its organization, has power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package or the Prospectus and is duly qualified as a foreign corporation, limited or general partnership or limited liability company, as the case may be, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding shares of capital stock of each such Subsidiary that is a corporation, all of the issued and outstanding partnership interests of each such Subsidiary that is a limited or general partnership and all of the issued and outstanding limited liability company interests, membership interests or other similar interests of each such Subsidiary that is a limited liability company have been duly authorized and validly issued, are fully paid and (except in the case of general partnership interests) non-assessable and are owned by the Company, directly or through Subsidiaries, free and clear of any Lien; and none of the issued and outstanding shares of capital stock of any such Subsidiary that is a corporation, none of the issued and outstanding partnership interests of any such Subsidiary that is a limited or general partnership, and none of the issued and outstanding limited liability company interests, membership interests or other similar interests of any such Subsidiary that is a limited liability company was issued in violation of any preemptive rights, rights of first refusal or other similar rights of any securityholder of such Subsidiary or any other person.  The only Subsidiaries of the Company are the Subsidiaries listed on Schedule 1 hereto and Schedule 1 accurately sets forth whether each such Subsidiary is a corporation, limited or general partnership or limited liability company and the jurisdiction of organization of each such Subsidiary and, in the case of any Subsidiary which is a partnership or limited liability company, its general partners and managing members, respectively.

(i)           Capitalization.  The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption "Capitalization" (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus).  The shares of issued and outstanding Common Stock have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock was issued in violation of the preemptive or other similar rights, if any, of any securityholder of the Company or any other person.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock from NASDAQ, nor has the Company received any notification that the Commission or NASDAQ is contemplating terminating such registration or listing.

(j)           Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(k)           Authorization and Description of Securities.  The Shares have been duly authorized and reserved for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Common Stock conforms to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms to the rights set forth in the instruments defining the same; no holder of the Shares will be subject to personal liability by reason of being such a holder; and the issuance of the Shares is not subject to any preemptive or other similar rights of any securityholder of the Company.

(l)           Stockholder Rights Agreement.  The Stockholder Rights Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally or by general equitable principles; one stock purchase right has been issued in respect of each outstanding share of Common Stock and is evidenced by the certificate for that share of Common Stock; and one stock purchase right will be issued in respect of each Share issued by the Company and sold to the Agents and will be evidenced by the certificate for that Share.

(m)           Absence of Defaults and Conflicts.  Neither the Company nor any of its Subsidiaries is in violation of its articles of incorporation or bylaws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults that would not, individually or in the aggregate, result in a Material Adverse Effect, that have been waived by a party authorized to issue such waiver or that have been described in the Registration Statement, the General Disclosure Package and the Prospectus; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Registration Statement, the General Disclosure Package and the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of incorporation or bylaws of the Company or any Subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations.  As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right under the terms of  such note, debenture or other evidence of indebtedness to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(n)           Absence of Labor Dispute.  No labor disturbance by or dispute with employees or, to the Company's knowledge, contractors of the Company, exists or, to the knowledge of the Company, is contemplated or threatened, in each case that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(o)           Absence of Proceedings.  Other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the Company, threatened against the Company, or any of their respective properties, directors, officers or affiliates at law or in equity, or before or by any federal, state, local or foreign governmental or regulatory commissions, board, body, authority or agency the effect of which could reasonably be expected to have a Material Adverse Effect; other than the Agent, the Company has not authorized anyone to make any representations regarding the offer and sale of the Shares, or regarding the Company in connection therewith; the Company has not received notice of any order or decree preventing the use of the Registration Statement, the General Disclosure Package and the Prospectus or any amendment or supplement thereto, or any order asserting that the transactions contemplated by this Agreement are subject to the registration requirements of the 1933 Act; and no proceeding for any such purpose has commenced or is pending or, to the Company's knowledge, is contemplated.

(p)           Accuracy of Descriptions and Exhibits.  The information in the Registration Statement, the Pre-Pricing Prospectus and the Prospectus under the captions "Key Information—D. Risk Factors—Industry Specific Risk Factors—Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business," "Key Information—D. Risk Factors—Industry Specific Risk Factors—We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income," "Key Information—D. Risk Factors—Industry Specific Risk Factors—If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock," "Key Information—D. Risk Factors—Company Specific Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings," "Key Information—D. Risk Factors—Company Specific Risk Factors—We may be treated as a 'passive foreign investment company,' which could have certain adverse U.S. Federal income tax consequences to U.S. holders," "Key Information—D. Risk Factors—Company Specific Risk Factors—We cannot assure you that our board of directors will declare dividends," "Key Information—D. Risk Factors—Company Specific Risk Factors—It may not be possible for our investors to enforce U.S. judgments against us," "Key Information—D. Risk Factors—Company Specific Risk Factors—The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Shipping and/or its affiliates," "Key Information—D. Risk Factors—Risks Relating to our Common Shares—Investor Confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002," "Key Information—D. Risk Factors—Risks Relating to our Common Shares—We are a holding company, and we will depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments," "Key Information—D. Risk Factors—Risks Relating to our Common Shares—Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have," "Key Information—D. Risk Factors—Risks Relating to our Common Shares—Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the value of our securities," "Information on the Company—B. Business Overview—Environmental and Other Regulations," "Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings," "Additional Information—E. Taxation" and "Description of Capital Stock" and the information in the Registration Statement under Item 8, in each case to the extent that it constitutes matters of law, summaries of legal matters, summaries of provisions of the Company's Amended and Restated Articles of Incorporation or Bylaws or any other instruments or agreements, summaries of legal proceedings, or legal conclusions, is correct in all material respects; all descriptions in the Registration Statement, the General Disclosure Package and the Prospectus of any Company Documents are accurate in all material respects; and there are no franchises, contracts, vessel charters, indentures, mortgages, deeds of trust, loan or credit agreements, bonds, notes, debentures, evidences of indebtedness, leases or other instruments or agreements required to be described or referred to in the Registration Statement, the Pre-Pricing Prospectus or the Prospectus or the documents incorporated or deemed to be incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(q)           Possession of Intellectual Property.  The Company and its Subsidiaries own or possess such licenses or other rights to use all patents, trademarks, service marks, trade names, copyrights, software and design licenses, trade secrets, manufacturing processes, other intangible property rights and know-how (collectively "Intangibles"), as are necessary to entitle it to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus, and the Company has not received written notice of any infringement of or conflict with (and, upon due inquiry, the Company does not know of any such infringement of or conflict with) asserted rights of others with respect to any Intangibles which could reasonably be expected to have a Material Adverse Effect..

(r)           Absence of Further Requirements.  (A) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, (B) no authorization, approval, vote or consent of any stockholder or creditor of the Company or any of its subsidiaries, (C) no authorization, approval, waiver or consent under any Agreements or Instruments, and (D) no authorization, approval, vote or consent of any other person or entity, is necessary or required for the performance by the Company of its obligations under this Agreement, for the offering, issuance, sale or delivery of the Shares hereunder, or for the consummation of any of the other transactions contemplated by this Agreement, in each case on the terms contemplated by the Registration Statement, the General Disclosure Package and the Prospectus, except such as have been obtained under the 1933 Act or the 1933 Act Regulations and except that no representation is made as to such as may be required under state or foreign securities laws.

(s)           Violation of Law.  None of the Company or its Subsidiaries has violated, or received notice of any violation with respect to, any law, rule, regulation, order, treaty or applicable international agreement, degree or judgment applicable to it and its business, including those relating to transactions with affiliates, environmental, health, safety or similar laws, laws relating to discrimination in the hiring, promotion or pay of employees, tax laws and wages and hours law, except for those violations that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(t)           Absence of Manipulation.  None of the Company, its Subsidiaries or any of its respective directors, officers, representatives or affiliates have taken, directly or indirectly, any action intended, or which might reasonably be expected, to cause or result, under the 1933 Act, the 1934 Act or otherwise, in, or which has constituted, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.  The preceding sentence shall not include any action taken by Agent in connection with this Agreement.

(u)           Possession of Licenses and Permits.  The Company and each of its subsidiaries have all necessary licenses, permits, certificates, authorizations, consents and approvals, and has made all necessary filings required, under any federal, state, local or foreign law, regulation or rule, and has obtained all necessary licenses, permits, certificates, authorizations, consents and approvals from other persons required in order to conduct its respective business as described in the Registration Statement, the General Disclosure Package and the Prospectus, except to the extent that any failure to have any such licenses, permits, certificates, authorizations, consents or approvals, to make any such filings or to obtain any such licenses, permits, certificates, authorizations, consents or approvals would not, individually or in the aggregate, have a Material Adverse Effect; the Company and its subsidiaries are not in violation of, or in default under, any such license, permit, certificate, authorization, consent or approval or any federal, state, local or foreign law, regulation or rule or any decree, order or judgment, the effect of which could reasonably be expected to have a Material Adverse Effect.

(v)           Title to Property.  The Company and each of its subsidiaries has legal, valid and defensible, good and marketable title in fee simple to, or has valid rights to lease or otherwise use, all assets and properties reflected as owned by it in the Registration Statement, the General Disclosure Package and the Prospectus, in each case free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and defects, except such as are disclosed in the Registration Statement, the General Disclosure Package and the Prospectus or as could not reasonably be expected to have a Material Adverse Effect; any real property or personal property held under lease or charter by the Company or its subsidiaries is held under a lease or charter that is valid, existing and enforceable by the Company or its subsidiaries, with such exceptions as are in the Registration Statement, the General Disclosure Package and the Prospectus or as could not reasonably be expected to have a Material Adverse Effect, and the Company has not received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company under any such lease or charter.

(w)           Investment Company Act.  The Company is not required, and upon the issuance of the Shares as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

(x)           Environmental Laws.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus and as would not in the aggregate reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all, and has not violated any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, treaty or applicable international agreement, policy or rule of common law or any judicial or administrative interpretation thereof, including, without limitation, any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health and safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (ii) the Company and its Subsidiaries have all permits, licenses, exemptions, authorizations and approvals required under or issued pursuant to any applicable Environmental Laws and each is in compliance with their requirements, (iii) there are no pending or, to the knowledge of the Company and its Subsidiaries, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries, and (iv) to the knowledge of the Company or its subsidiaries, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(y)           Registration Rights.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no persons with registration rights or other similar rights to have any securities (debt or equity) (A) registered pursuant to the Registration Statement or included in the offering contemplated by this Agreement or (B) otherwise registered by the Company under the 1933 Act, and there are no persons with co-sale rights, tag-along rights or other similar rights to have any securities (debt or equity) included in the offering contemplated by this Agreement or sold in connection with the sale of Shares pursuant to this Agreement, except in each case for such rights that have been duly waived in writing and the Company has given all notices required by, and has otherwise complied with its obligations under, all registration rights agreements, co-sale agreements, tag-along agreements and other similar agreements in connection with the transactions contemplated by this Agreement.

(z)           Accounting Controls and Disclosure Controls.  i)  The Company and its Subsidiaries maintain and have established and maintained effective "internal control over financial reporting" (as defined in Rule 13a-15 of the 1934 Act Regulations).  The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) interactive data in XBRL included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus is prepared in accordance with the Commission's rules and guidelines applicable thereto.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the first day of the Company's most recent fiscal year for which audited financial statements are included in the Registration Statement, the General Disclosure Package and the Prospectus, there has been (1) no material weakness (as defined in Rule 1-02 of Regulation S-X of the Commission) in the Company's internal control over financial reporting (whether or not remediated) and (2) no fraud, whether or not material, involving management or other employees who have a role in the Company's internal control over financial reporting and, since the end of the Company's most recent fiscal year for which audited financial statements are included in the Registration Statements, the General Disclosure Package and the Prospectus, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(B)           The Company and its Subsidiaries have established, maintained and periodically evaluate the effectiveness of "disclosure controls and procedures" (as defined in Rules 13a-15 of the 1934 Act Regulation and 15d-15 under the 1934 Act); such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(aa)           No Commissions.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.

(bb)           Deemed Representation.  Any certificate signed by any officer of the Company delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby as of the date or dates indicated in such certificate.

(cc)           Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act with which any of them is required to comply, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(dd)           Foreign Taxes. No capital gains, income, withholding or other taxes are payable by or on behalf of the Agent to the Republic of Greece, the Republic of the Marshall Islands (assuming that the Agent is not a citizen or residents of the Republic of The Marshall Islands or carrying on business or conducting transactions in the Republic of The Marshall Islands), Cyprus or Liberia, or to any political subdivision or taxing authority thereof or therein in connection with the issuance, sale and delivery by the Company of the Shares to or for the respective accounts of the Agent or the sale and delivery by the Agent of the Shares to the initial purchasers thereof.

(ee)           Taxation in the Marshall Islands.  None of the holders of the Shares nor the Agent will be deemed resident, domiciled, carrying on business or subject to taxation in the Marshall Islands on an overall income basis solely by the execution, delivery, performance or enforcement of this Agreement or the issuance or sale of the Shares or by virtue of the ownership or transfer of Shares or the receipt of dividends thereon.

(ff)           Taxes.  Except where such failure to file a tax return or pay an assessment or lien would not in the aggregate reasonably be expected to have a Material Adverse Effect or where such matters are the result of a pending bona fide dispute with taxing authorities with respect to which adequate reserves have been established in conformity with GAAP, (i) the Company and its subsidiaries have accurately prepared and timely filed any and all federal, state, foreign and other tax returns that are required to be filed by it, if any, and have paid all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or its subsidiaries are obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), (ii) no deficiency assessment with respect to a proposed adjustment of the Company's or its subsidiaries' federal, state, local or foreign taxes is pending or, to the best of the Company's or its subsidiaries' knowledge, threatened; (iii) since the date of the most recent audited financial statements, neither the Company nor its subsidiaries has incurred any liability for taxes other than in the ordinary course of its business; and (iv) there is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of the Company or its subsidiaries.

(gg)           Services Contracts. The Vessel Management Agreements between Unitized Ocean Transport Limited and the Subsidiaries and the Administrative Services Agreement, between Unitized Ocean Transport Limited and the Company, dated March 1, 2013, is on terms that are no less favorable than those that might reasonably have been obtained in comparable transactions in the industry at such time from third-parties.

(hh)           PFIC Status.  The Company believes that it was not a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(ii)           Insurance.  The Company and its Subsidiaries carry or are entitled to the benefits of insurance (issued by insurers of recognized financial responsibility to the best knowledge of the Company) or membership in a mutual protection and indemnity association in such amounts and covering such risks as is appropriate for the conduct of its business and the value of the assets held and to be held by it upon the consummation of the transactions contemplated by the Registration Statement, the General Disclosure Package and the Prospectus and as is customary for companies engaged in businesses similar to the business of the Company, all of which insurance is in full force and effect. Neither of the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

(jj)           Solvency.  On and immediately after the Closing Date, the Company (after giving effect to the issuance of the Shares and the other transactions related thereto as described in the Registration Statement, the General Disclosure Package and the Prospectus) will be Solvent.  As used in this paragraph, the term "Solvent" means, with respect to a particular date, that on such date the tested entity (i) has a fair market value (or present fair saleable value) of assets greater than its liabilities (including contingent liabilities) as they become absolute and matured; (ii) is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which it is engaged; and (iv) it is not a defendant in any civil action that would result in a judgment that it is or would become unable to satisfy.

(kk)           Statistical and Market-Related Data.  Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related and similar data included in the Registration Statement, the General Disclosure Package or the Prospectus are not based on or derived from sources that are reliable and accurate in all material respects

(ll)           Foreign Corrupt Practices Act.  None of the Company, its Subsidiaries or any officer, or director, or to the Company's knowledge, any agent or employee purporting to act on behalf of any of such firms has at any time, directly or indirectly, (i) made any contributions to any candidate for political office, or failed to disclose fully any such contributions, in violation of law, (ii) made any payment to any state, federal or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or allowed by applicable law (including the FCPA), (iii) engaged in any transactions, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of that entity, (iv) violated any provision of the FCPA, or (v) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(mm)           Money Laundering Laws.  None of the Company, its Subsidiaries or, to the Company's knowledge, any employee or agent of the Company or any of its Subsidiaries, has made any payment of funds or received or retained any funds in violation of any law, rule or regulation, including without limitation anti-money laundering laws of any jurisdiction and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to such laws, rules or regulations is pending or, to the knowledge of the Company, threatened.

(nn)           OFAC.  None of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, special purpose vehicle, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(oo)           ERISA Compliance.  None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder ("ERISA") with respect to a Plan determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal, state or foreign governmental or regulatory agency with respect to the employment or compensation of employees by the Company or any of its Subsidiaries that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its Subsidiaries that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its Subsidiaries compared to the amount of such contributions made in the Company's most recently completed fiscal year; (ii) a material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its Subsidiaries compared to the amount of such obligations in the Company's most recently completed fiscal year; (iii) any event or condition giving rise to a liability under Title IV of ERISA that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its Subsidiaries related to its or their employment that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  For purposes of this paragraph and the definition of ERISA, the term "Plan" means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its Subsidiaries may have any liability.

(pp)           Vessels.  ii)  (A) All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus are owned directly by Subsidiaries of the Company); each of the vessels listed on Schedule 2 (the "Owned Vessels") hereto has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule 2 in the sole ownership of the Subsidiary of the Company set forth opposite its name on Schedule 2 hereto and no other action is necessary to establish and perfect such entity's title to and interest in such vessel as against any charter or third party; each such Subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(B)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(C)           Each Owned Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(qq)           Changes in Management.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, none of the persons who were executive officers or directors of the Company as of the date of hereof has given oral or written notice to the Company or any of its subsidiaries of his or her resignation (or otherwise indicated to the Company or any of its subsidiaries an intention to resign within the next twelve months), nor has any such officer or director been terminated by the Company or otherwise removed from his or her office or from the board of directors, as the case may be (including, without limitation, any such termination or removal which is to be effective as of a future date) nor is any such termination or removal under consideration by the Company or its board of directors.

(rr)           Related Party Transactions.  No relationship, direct or indirect, exists between or among the Company or its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or its subsidiaries, on the other, that would be required by the 1933 Act to be described in a registration statement to be filed with the Commission and that is not so described in each of the Registration Statement, the General Disclosure Package and the Prospectus.

(ss)           No Right of First Refusal.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other person has any preemptive right, right of first refusal or other similar right to purchase or otherwise acquire any of the Shares to be sold by the Company pursuant to this Agreement.

(tt)           No Restrictions on Dividends.  Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, the Company from paying any dividends or making other distributions on its Common Stock, and no subsidiary of the Company is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, any subsidiary of the Company from paying any dividends or making other distributions on its capital stock, limited or general partnership interests, limited liability company interests, or other equity interest, as the case may be, or from repaying any loans or advances from, or (except for instruments or agreements that by their express terms prohibit the transfer or assignment thereof or of any rights thereunder) transferring any of its properties or assets to, the Company or any other subsidiary, in each case except as described in the Registration Statement, the General Disclosure Package and the Prospectus.

(uu)           Brokers.  There is not a broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(vv)           Immunity from Jurisdiction.  Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the Republic of the Marshall Islands.

(ww)           Issuer Taxes.  There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of Greece or the Republic of the Marshall Islands (assuming that the Agent is not a citizen or resident of the Republic of Greece or the Republic of the Marshall Islands or is carrying on business or conducting transactions in the Republic of Greece or the Republic of the Marshall Islands), or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale and delivery of Shares pursuant hereto.

Section 3.  Sale and Delivery of Shares.

(a)           Subject to the terms and conditions set forth herein, the Company agrees to issue and sell through the Agent acting as sales agent from time to time, and the Agent agrees to use its commercially reasonable efforts to sell as sales agent for the Company, the Shares.  Sales of the Shares, if any, through the Agent acting as sales agent will be made by means of ordinary brokers' transactions on NASDAQ or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

(b)           The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any trading day (other than a day on which NASDAQ is scheduled to close prior to its regular weekday closing time, each, a "Trading Day") that the Company has satisfied its obligations under Section 7 of this Agreement and that the Company has instructed the Agent to make such sales.  On any Trading Day, the Company may instruct the Agent in the form of written notice reasonably satisfactory to the Agent (or, in the discretion of the Agent, orally if confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) as to the maximum number of Shares to be sold by the Agent on such day (in any event not in excess of the number available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold.  Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell as sales agent all of the Shares so designated by the Company.  The Company and the Agent each acknowledge and agree that (A) there can be no assurance that the Agent will be successful in selling the Shares, and (B) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required by this Agreement.

(c)           Notwithstanding the foregoing, the Company shall not authorize the issuance and sale of, and the Agent as sales agent shall not be obligated to use its commercially reasonable efforts to sell, any Shares (i) at a price lower than the minimum price therefor authorized from time to time, (ii) in a number or with an aggregate gross sales price in excess of the number or gross sales price, as the case may be, of Shares authorized from time to time to be issued and sold under this Agreements, in each case, by the Company's board of directors, or a duly authorized committee thereof, or (iii) in a number in excess of the number of Shares approved for listing on the NASDAQ, and in each case notified to the Agent in writing.  In addition, the Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged), suspend the offering of the Shares pursuant to this Agreement for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)           The gross sales price of any Shares sold pursuant to this Agreement by the Agent acting as sales agent of the Company shall be the market price prevailing at the time of sale for shares of the Company's Common Stock sold by the Agent on NASDAQ or otherwise, at prices relating to prevailing market prices or at negotiated prices.  The compensation payable to the Agent for sales of Shares shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to this Agreement.  The remaining proceeds, after further deduction for any transaction fees and expenses, transfer taxes or similar taxes or imposed by any governmental, regulatory or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").  The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required.

(e)           The Agent shall provide written confirmation to the Company following the close of trading on NASDAQ each day in which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the aggregate gross sales proceeds of the Shares, the Net Proceeds to the Company and the compensation payable by the Company to the Agent with respect to such sales.

(f)           Under no circumstances shall the aggregate gross sales price or number, as the case may be, of Shares sold pursuant to this Agreement exceed the aggregate gross sales price or number, as the case may be, of Shares of Common Stock (i) set forth in the preamble paragraph of this Agreement, (ii) available for issuance under the Prospectus and the then currently effective Registration Statement, (iii) authorized from time to time to be issued and sold under this Agreement under the Company's then effective Articles of Incorporation and the Company's board of directors, or a duly authorized committee thereof, and notified to the Agent in writing or (iv) approved for listing on the NASDAQ. In addition, under no circumstances shall any Shares be sold at a price lower than the minimum price therefor authorized from time to time by the Company's board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(g)           Settlement for sales of the Shares pursuant to this Section 3 will occur on the third business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to by the Company and the Agent (each such day, a "Settlement Date").  On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares.  Settlement for all Shares shall be effected by book-entry delivery of Shares to the Agent's account at The Depository Trust Company against payments by the Agent of the Net Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company.  If the Company shall default on its obligation to deliver Shares on any Settlement Date, the Company shall (i) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay the Agent any commission to which it would otherwise be entitled absent such default.  If the Agent breaches this Agreement by failing to deliver the applicable Net Proceeds on any Settlement Date for Shares delivered by the Company, the Agent will pay the Company interest based on the effective overnight federal funds rate until such proceeds, together with such interest, have been fully paid.

(h)           Notwithstanding any other provision of this Agreement, the Company and the Agent agree that no sales of Shares shall take place, and the Company shall not request the sale of any Shares that would be sold, and the Agent shall not be obligated to sell, during the period beginning on the termination of a calendar quarter and ending on the opening of the second Trading Day following the public release of quarterly or annual financial results, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Agent, for purposes of this paragraph (i) such period shall be deemed to end on the second Trading Day following the date on which the Company's next subsequent Annual Report on Form 20-F or Report on Form 6-K containing interim financial statements (which are incorporated by reference into the registration statement), as the case may be, is filed with the Commission.

(i)           At each Applicable Time, Settlement Date, Registration Amendment Date and each Company Periodic Report Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.  Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 7 of this Agreement.

Section 4.  Covenants.   The Company agrees with the Agent:

(a)           During any period when the delivery of a prospectus is required in connection with the offering or sale of Shares (whether physically or through compliance with Rule 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act), (i) to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to any Settlement Date which shall be reasonably disapproved by the Agent promptly after reasonable notice thereof and to advise the Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Agent with copies thereof, (ii)  to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the 1933 Act, (iii) to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act, including, without limitation, consolidated interim financial statements as required by Item 8.A.5. of Form 20-F on or prior to September 30, 2013, (iv) to advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the form of the Registration Statement or the Prospectus or for additional information, and (v) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Shares by the Agent, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company's expense (references in this Agreement to the Registration Statement shall include any such amendment or new registration statement).

(b)           Promptly from time to time to take such action as the Agent may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the sale of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction; and to promptly advise the Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)           During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, the Company will make available to the Agent, as soon as practicable after the execution of this Agreement, and thereafter from time to time furnish to the Agent, copies of the most recent Prospectus in such quantities and at such locations as the Agent may reasonably request for the purposes contemplated by the 1933 Act.  During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the 1934 Act any document incorporated by reference in the Prospectus in order to comply with the 1933 Act or the 1934 Act, to notify the Agent and to file such document and to prepare and furnish without charge to the Agent as many written and electronic copies as the Agent may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance.

(d)           To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(e)           To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the 1933 Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(f)           To use the Net Proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Disclosure Package.

(g)           In connection with the offering and sale of the Shares, the Company will file with NASDAQ all documents and notices, and make all certifications, required by NASDAQ of companies that have securities that are listed on NASDAQ, and will use it commercially reasonable efforts to maintain such listing.

(h)           To not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.

(i)           At each Applicable Time, each Settlement Date, each Registration Statement Amendment Date (as defined below), each Company Earnings Report Date (as defined below) and each Company Periodic Report Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.  In each Annual Report on Form 20-F or Report on Form 6-K (containing financial statements, supporting schedules or other financial data and incorporated by reference into the registration statement) filed by the Company in respect of any quarter in which sales of Shares were made by or through the Agent under this Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a "Company Periodic Report Date"), the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement.

(j)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b) and promptly after each (i) date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) by an amendment or supplement providing solely for the determination of the terms of the Shares, (2) in connection with the filing of a prospectus supplement that contains solely the information set forth in Section 4(i), (3) in connection with the filing of any reports on Form 6-K (other than any reports on Form 6-K which contain financial statements, supporting schedules or other financial data, and are incorporated by reference into the registration statement, or (4) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a "Registration Statement Amendment Date"), (ii) date on which a report on Form 6-K shall be furnished by the Company in respect of a public disclosure of material non-public information regarding the Company's results of operations or financial condition for a completed quarterly or annual fiscal period (a "Company Earnings Report Date") and (iii) each Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished forthwith to the Agent a certificate dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document or such other appropriate date, as the case may be, in a form reasonably satisfactory to the Agent to the effect that the statements contained in the certificate referred to in Section 7(f) of this Agreement which were last furnished to the Agent are true and correct at the time of such amendment, supplement or filing, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7(f), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such certificate. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i), (ii) or (iii) above, "promptly" shall be deemed to be on or prior to the next succeeding Applicable Time.

(k)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b), and promptly after each (i) Registration Statement Amendment Date and (ii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished to the Agent and to counsel to the Agent the written opinion and letter of each Company counsel or other counsel reasonably satisfactory to the Agent, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, of the same tenor as the opinions and letters referred to in Section 7(c) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such opinion and letter or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish such Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(l)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b) and promptly after each (i) Registration Statement Amendment Date and (ii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will cause the Independent Accountant, or other independent accountants reasonably satisfactory to the Agent, to furnish to the Agent a letter, dated the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be, in form reasonably satisfactory to the Agent and its counsel, of the same tenor as the letter referred to in Section 7(d) hereof, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the date of such letter. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(m)           The Company consents to the Agent's trading in the Company's Common Stock for the Agent's own account and for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement.

(n)           If, to the knowledge of the Company, all filings required by Rule 424 in connection with this offering shall not have been made or if the information that is required to be included in a filing under Rule 424 has not been incorporated by reference in the Registration Statement, or the representations in Section 2(a) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(o)           The Company will cooperate timely with any reasonable due diligence review conducted by the Agent or its counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, and upon reasonable notice providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company's principal offices, as the Agent may reasonably request.

(p)           During a period of 60 days from the date of this Agreement, the Company will not, without the prior written consent of the Agent, (x) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (x) or (y) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions imposed in this Section 4(p) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The first sentence of this paragraph shall not apply to (y) the Shares to be offered and sold through the Agent pursuant to this Agreement, and (z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(q)           Subject to Section 4(p) of this Agreement, the Company will not, without (i) giving the Agent at least three business days' prior written notice specifying the nature of the proposed sale and the date of such proposed sale and (ii) the Agent's suspending activity under this program for such period of time as requested by the Company or as deemed appropriate by the Agent in light of the proposed sale, (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or post-effective amendment to the Registration Statement) or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (y) the Shares to be offered and sold through the Agent pursuant to this Agreement, and (z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(r)           If immediately prior to the third anniversary (the "Renewal Deadline") of the initial effective date of the Registration Statement, any of the Shares remain unsold and this Agreement has not been terminated for any reason, the Company will, prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new shelf registration statement relating to the Shares, in a form satisfactory to the Agent, and will use its best efforts to cause such registration statement to be declared effective within 60 days after the Renewal Deadline.  The Company will take all other action necessary or appropriate to permit the issuance and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares.  References in this Agreement to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

(s)           All payments to be made by the Company to the Agent under this Agreement will be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever, unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company will pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

Section 5.  Free Writing Prospectus.

(a)           (a)           The Company represents and agrees that without the prior consent of the Agent, it has not made and will not make any offer relating to the Shares (which are to be sold pursuant hereto) that would constitute a "free writing prospectus" as defined in Rule 405 under the 1933 Act; and

(ii)           the Agent represents and agrees that, without the prior consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission.

(b)           The Company has complied and will comply with the requirements of Rule 433 under the 1933 Act applicable to any Issuer Free Writing Prospectus (including any free writing prospectus identified in Section 5(a) hereof), including timely filing with the Commission or retention where required and legending.

Section 6.  Payment of Expenses.

(a)           The Company covenants and agrees with the Agent that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the 1933 Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectus, Prospectus Supplement, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Agents; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 4(b) hereof (in an amount not to exceed $15,000); (iv) any filing fees incident to any required review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Shares; (v) all fees and expenses in connection with listing the Shares on the Nasdaq Global Market; (vi) the cost of preparing the Shares; (vii) the costs and charges of any transfer agent or registrar or any dividend distribution agent; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agent will pay all of its own costs and expenses, including the fees of its counsel, transfer taxes on resale of any of the Shares by it, and any advertising expenses connected with any offers it may make.

(b)           If a number of Shares having an aggregate offering price of $10,000,000 have not been offered and sold under this Agreement by May 23, 2014 (or such earlier date on which the Company terminates this Agreement), the Company shall reimburse the Agent for all of its reasonable out-of-pocket expenses up to a maximum amount of $100,000, including the reasonable fees and disbursements of a single counsel for the Agent incurred by it in connection with the offering contemplated by this Agreement.

Section 7.  Conditions of Agent's Obligation.  The obligations of the Agent hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof are true and correct as of the time of the execution of this Agreement, and as of each Registration Statement Amendment Date, Company Earnings Report Date, Company Periodic Report Date, Applicable Time and Settlement Date, to the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)           The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the 1933 Act on or prior to the date hereof and in accordance with Section 4(a) hereof, any other material required to be filed by the Company pursuant to Rule 433(d) under the 1933 Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Agent.

(b)           On every date specified in Section 4(k) hereof, Simpson Thacher and Bartlett LLP, counsel for the Agent, shall have furnished to the Agent such written opinion or opinions, dated as of such date, with respect to such matters as the Agent may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(c)           On every date specified in Section 4(k) hereto, the Agent shall have received favorable opinions (or, in lieu thereof and as provided for in Section 4(k), a reliance letter from counsel), each dated as of such date, in form and substance satisfactory to counsel for the Agent, of Seward & Kissel LLP, Marshall Islands counsel and U.S. counsel for the Company, or other counsel satisfactory to the Agent, to the effect set forth in Exhibit A hereto, and to such further effect as counsel for the Agent may reasonably request.

(d)           On every date specified in Section 4(l) hereof, the independent accountants of the Company who have certified the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement shall have furnished to the Agent a letter dated as of the date of delivery thereof and addressed to the Agent in form and substance reasonably satisfactory to the Agent and its counsel, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement.

(e)           On the first Settlement Date, the Agent shall have received from the Independent Accountant a letter, dated as of such Settlement Date, to the effect that they reaffirm the statements made in the letter furnished on or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 7(d) hereof.

(f)           (i) On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b), the Company will furnish or cause to be furnished promptly to the Agent a certificate of an officer in a form satisfactory to the Agent stating the minimum price for the sale of such Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement or, alternatively, maximum gross proceeds from such sales, as authorized from time to time by the Company's board of directors or a duly authorized committee thereof or, which certificate may be amended by the Company upon the delivery of the instructions contemplated by Section 3(b) of this Agreement and (ii) on each date specified in Section 4(j) and on such other dates as the Agent shall reasonably request, the Agent shall have received a certificate of the chief executive officer or chief financial officer of the Company to the effect that (A) there has been no such material adverse change or other Material Adverse Effect since the date as of which information is given in the Prospectus as then amended or supplemented, (B) the representations and warranties in Section 2 hereof are true and correct as of such date as though made at and as of such date, (C) the Company has complied with all of the agreements entered into in connection with the transaction contemplated herein and satisfied all conditions on its part to be performed or satisfied, and (D) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

(g)           Prior to the filing of the Prospectus Supplement, the Agent shall have received an agreement dated as of the date of this Agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule 3 hereto.

(h)           Since the date of the latest audited financial statements then included or incorporated by reference in the Prospectus and the Disclosure Package, no Material Adverse Effect shall have occurred.

(i)           The Company shall have complied with the provisions of Section 4(c) hereof with respect to the timely furnishing of prospectuses.

(j)           On such dates as reasonably requested by the Agent, the Company shall have conducted due diligence sessions, in form and substance satisfactory to the Agent, including, without limitation, upon the request of the Agent, a "bring-down" due diligence call not less frequently than weekly.

(k)           All filings with the Commission required by Rule 424 under the 1933 Act to have been filed by each Applicable Time or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(l)           The Shares shall have received approval for listing on NASDAQ prior to the first Settlement Date.

Section 8.  Indemnification.

(a)           The Company agrees:

(i)           to indemnify and hold harmless the Agent, its directors, officers, partners, employees and agents and each person, if any, who (i) controls the Agent, within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or (ii) is under common control with the Agent, against any losses, claims, damages or liabilities, joint or several, to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the 1933 Act, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by or through the Agent specifically for use therein; and

(ii)           to reimburse the Agent and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by the Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares whether or not the Agent or such controlling person is a party to any action or proceeding.

(b)           The Agent will indemnify and hold harmless the Company, its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is controlled by or is in common control with the Company, against any losses, claims, damages or liabilities to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company and any such director, officer or controlling person in connection with the investigating or defending any such loss, claim, damage, liability action or proceeding, provided, however, that the Agent will be liable in each case to the extent, but only to the extent, such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein. The Company hereby acknowledges and agrees that the information furnished to the Company by the Agent expressly for use in the Registration Statement, the Base Prospectus, the Prospectus Supplement and the Prospectus, or any such amendment or supplement thereto, and any Issuer Free Writing Prospectus consists exclusively of the following information appearing under the caption "Plan of Distribution" in the Prospectus Supplement or the Prospectus: (i) the information regarding stabilization appearing in the 5th paragraph under such caption and (ii) the information regarding the manner of sale in the 8th paragraph under such caption.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing.  No indemnification provided for in Sections 8 (a) or (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) or (b).  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled  to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event  (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel,  (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties.  Such firm shall be designated in writing by the Agent in the case of parties indemnified pursuant to Sections 8(a) or (b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding.

(d)           To the extent the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect  not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Agent.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), (i) the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it to the public exceeds the amount of any damages which the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)           Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Agent or any person controlling the Agent, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to the Agent, or any person controlling the Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

Section 9.  Representations, Warranties and Agreements to Survive Delivery.  The respective indemnities, agreements, representations, warranties and other statements of the Company and the Agent, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Agent or any controlling person of the Agent, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

Section 10.  No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) the Agent is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of such offering) and (ii) the Agent has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iii) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Agent has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 11.  Termination.

(a)           The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           The Agent shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 11(a) or (b) above or otherwise by mutual agreement of the parties hereto; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 3(g) hereof.

Section 12.  Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agent shall be delivered or sent by mail, telex or facsimile transmission to:

Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005
Fax No.  (212) 797-9344
Attention:  ECM Syndicate Desk

with copies to:

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
Fax No.  (212) 797-4564
Attention:  General Counsel

and

Simpson Thacher and Bartlett LLP
425 Lexington Avenute
New York, New York  10017
Fax No.  (212) 455-2000
Attention:  Gary L. Sellers, Esq.

and if to the Company to:

Diana Containerships Inc.
Pendelis 18,
175 64 Palaio Faliro,
Athens, Greece,
Attention: Symeon Palios
Fax No.  +30 216 6002 599
with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Fax No.  (212) 480-8421
Attention:  Gary J. Wolfe, Esq.

Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 13.  Parties.  This Agreement shall be binding upon, and inure solely to the benefit of, the Agent and the Company and, to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Company and the Agent and each person who controls the Company or the Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of Shares through the Agent shall be deemed a successor or assign by reason merely of such purchase.  Neither party may assign or otherwise transfer this Agreement without the prior written consent of the other party; provided, however, that Agent may assign or transfer this Agreement to an affiliated broker-dealer in connection with a merger, acquisition, sale of substantially all its assets or other such corporate reorganization with such affiliate.

Section 14.  Time of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

Section 15.  Waiver of Jury Trial.  The Company and the Agent hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to jury trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 16.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAW.

Section 17.  Jurisdiction.  The Company agrees that any suit, action or proceeding against the Company brought by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court located in the City and County of New York (a "New York Court"), and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company has appointed Seward & Kissel LLP as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Agent the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, in any court of competent jurisdiction in the Republic of the Marshall Islands.

The provisions of this Section 17 shall survive any termination of this Agreement, in whole or in part.

Section 18.Waiver of Immunity.  With respect to any action, suit or proceeding arising out of or relating to or based upon this Agreement or any of the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such action, suit or proceeding, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such action, suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

Section 19. Judgment Currency.  The obligation of the Company in respect of any sum due to the Agent under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the "Judgment Currency"), not be discharged until the first business day following receipt by the Agent of any sum adjudged to be so due in the Judgment Currency on which (and only to the extent that) the Agent may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to the Agent hereunder, each of the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent against such loss in respect of any sum due to the Agent from the Company.  If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to the Agent hereunder, the Agent agrees to pay to the Company an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to the Agent hereunder.

Section 20.Counterparts.  This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.  This Agreement may be delivered by any party by facsimile or other electronic transmission.

Section 21.  Severability.  The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Agent and the Company in accordance with its terms.

Very truly yours,

Diana Containerships Inc.

By: /s/ Symeon Palios
Name: Symeon Palios
Title: Director, Chief Executive Officer and Chairman of the Board

Accepted as of the date hereof:

Deutsche Bank Securities Inc.

By: /s/ Stephen A. Plauché II
      Name: Stephen A. Plauché II
      Title: Director

By: /s/ Kirk Meighan
Name: Kirk Meighan
Title: Managing Director

Schedule 1
Subsidiaries
Note: The list below includes active subsidiaries and not intermediate holding companies.
Ship-Owning Subsidiaries with Vessels in Operations	Country of Incorporation
Likiep Shipping Company Inc.	Marshall Islands
Orangina Inc.	Marshall Islands
Rongerik Shipping Company Inc.	Marshall Islands
Utirik Shipping Company Inc.	Marshall Islands
Mejit Shipping Company Inc.	Marshall Islands
Micronesia Shipping Company Inc.	Marshall Islands
Nauru Shipping Company Inc.	Marshall Islands
Lemongina Inc.	Marshall Islands

Ship-Owning Subsidiaries with Vessels Sold
Mili Shipping Company Inc.	Marshall Islands
Ebon Shipping Company Inc.	Marshall Islands
Ralik Shipping Company Inc.	Marshall Islands

Other Subsidiaries
Unitized Ocean Transport Limited	Marshall Islands

Schedule 2
Vessels

Ship-Owning Subsidiaries with Vessels in Operations	Country of Incorporation	Vessel	Flag State
Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands
Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands
Rongerik Shipping Company Inc.	Marshall Islands	Cap San Marco	Marshall Islands
Utirik Shipping Company Inc.	Marshall Islands	Cap San Raphael	Marshall Islands
Mejit Shipping Company Inc.	Marshall Islands	APL Sardonyx	Marshall Islands
Micronesia Shipping Company Inc.	Marshall Islands	APL Spinel	Marshall Islands
Nauru Shipping Company Inc.	Marshall Islands	Hanjin Malta	Marshall Islands
Lemongina Inc.	Marshall Islands	APL Garnet	Marshall Islands

Ship-Owning Subsidiaries with Vessels Sold
Mili Shipping Company Inc.	Marshall Islands	Malacca	Marshall Islands
Ebon Shipping Company Inc.	Marshall Islands	Merlion	Marshall Islands
Ralik Shipping Company Inc.	Marshall Islands	Madrid	Marshall Islands